SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

March 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 4 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,308,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,308,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,308,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 386,858,971 shares of Common Stock. See Item 5.

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”), as amended on May 12, 2011 (“Amendment No. 1”), November 5, 2013 (“Amendment No. 2”) and February 6, 2015 (“Amendment No. 3”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).
This Amendment No. 4 is being filed solely to update the beneficial ownership information in the Schedule 13D as a result of transactions in the shares of Common Stock effected by the Reporting Person as set forth in Schedule A hereto.
Item 5.  Interest in Securities of the Issuer
Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:
(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 885,438,817 shares of Common Stock reported by the Company as outstanding, as of February 23, 2015, as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2015, plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.
As of the close of business on March 12, 2015, the Reporting Person does not have sole voting and investment power with respect to any shares of Common Stock.
As of the close of business on March 12, 2015, the Reporting Person’s interest in BRH II Sub corresponds to 11,550,291 shares of Common Stock and Warrants to acquire 9,758,693 shares, representing 2.4% of the outstanding shares of Common Stock, of the 11,819,690 shares of Common Stock and Warrants to acquire 9,834,563 shares of Common Stock directly held by BRH II Sub.
By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the Operating Agreement of BRH II Sub, to direct BAMPIC US with respect to voting decisions of certain shares of Common Stock held by BRH II Sub and certain dispositions of the Common Stock held by BRH II Sub, the Reporting Person may be deemed to share voting and investment power over 11,550,291 shares of Common Stock and Warrants to acquire 9,758,693 shares of Common Stock held by BRH II Sub.
Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Investment Vehicles and Brookfield Asset Management Inc. and certain of its subsidiaries (collectively, the “Other Filers”).  With respect to the shares of Common Stock and Warrants held by the Investment Vehicles as well as any other shares of Common Stock and Warrants beneficially owned by such Other Filers, the Reporting Person may be deemed to share beneficial ownership of 299,504,977 shares of Common Stock and Warrants representing the right to acquire 87,353,994 shares of Common Stock held by Brookfield and its affiliates (including BRH II Sub) as of February 6, 2015, representing 39.8% of the outstanding shares of Common Stock, as reported on the Schedule 13D/A filed by Brookfield and its affiliates on February 6, 2015.  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns shares of Common Stock, the Reporting Person may be deemed to beneficially own any such shares of Common Stock, but expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.
(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 3 is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

Item 7.Material to be filed as Exhibits.
1. Schedule A - Trading History

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2015	FUTURE FUND BOARD OF GUARDIANS By: /s/ Barry Brakey Name: Barry Brakey Title: Authorized Signatory By: /s/ Steve Byrom Name: Steve Byrom Title: Authorized Signatory

Schedule A
TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by the Reporting Person.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Amount	Weighted Average Price ($)	Range of Prices
2/6/2015	275,000	29.899	29.63 - 30.32
2/9/2015	400,000	29.636	29.45 - 29.90
2/10/2015	625,000	29.486	29.36 - 29.69
2/11/2015	425,000	29.457	29.25 - 29.74
2/12/2015	1,505,000	29.498	29.33 - 29.59
2/13/2015	500,000	29.300	29.30
3/4/2015	1,500,000	29.100	29.10 - 29.13
3/5/2015	1,300,000	29.222	29.05 - 29.39
3/11/2015	500,000	29.100	29.10
3/12/2015	3,167,691	29.224	29.15 - 29.31
3/13/2015	500,000	29.395	29.12 – 29.66